Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three and nine months ended December 31, 2024
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at December 31 and March 31, 2024

(expressed in thousands of US dollars)
	Notes	December 31, 2024	March 31, 2024
Assets		$	$

Current assets
Cash and cash equivalents		661,568	722,102
Trade and other receivables	9	43,655	62,284
Merchant cash advances	18	101,316	74,236
Inventories		15,871	16,492
Other current assets	10	55,896	42,786

Total current assets		878,306	917,900

Lease right-of-use assets, net		14,496	17,075
Property and equipment, net		17,538	20,496
Intangible assets, net		174,303	227,031
Goodwill	11	1,351,489	1,349,235
Other long-term assets	12	41,218	42,865
Deferred tax assets		513	552

Total assets		2,477,863	2,575,154

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	13	77,204	68,679
Lease liabilities		6,192	6,942
Income taxes payable		754	1,709
Deferred revenue		59,908	67,336

Total current liabilities		144,058	144,666

Deferred revenue		786	851
Lease liabilities		12,968	16,269
Other long-term liabilities		1,136	967
Deferred tax liabilities		330	—

Total liabilities		159,278	162,753

Shareholders’ equity
Share capital	15	4,349,947	4,362,691
Additional paid-in capital		195,501	213,918
Accumulated other comprehensive loss	16	(11,474)	(4,045)
Accumulated deficit		(2,215,389)	(2,160,163)

Total shareholders’ equity		2,318,585	2,412,401

Total liabilities and shareholders’ equity		2,477,863	2,575,154

Commitments and contingencies	14

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three and nine months ended December 31, 2024 and 2023

(expressed in thousands of US dollars, except per share amounts)
		Three months ended December 31,		Nine months ended December 31,
	Notes	2024	2023	2024	2023
		$	$	$	$

Revenues	4	280,134	239,695	823,407	679,054

Direct cost of revenues	5, 6	164,260	138,218	485,042	393,504

Gross profit		115,874	101,477	338,365	285,550

Operating expenses
General and administrative	6	29,459	29,934	92,562	81,202
Research and development	6	32,148	34,675	90,139	101,791
Sales and marketing	6	54,012	60,908	176,763	176,486
Depreciation of property and equipment		1,891	1,894	5,717	4,844
Depreciation of right-of-use assets		1,218	1,651	3,981	5,528
Foreign exchange loss (gain)		2,514	(979)	1,262	381
Acquisition-related compensation		157	—	209	3,105
Amortization of intangible assets		22,105	23,671	67,612	72,166
Restructuring	14	6,368	1,232	16,073	1,784

Total operating expenses		149,872	152,986	454,318	447,287

Operating loss		(33,998)	(51,509)	(115,953)	(161,737)

Net interest income	7	8,388	10,899	28,097	32,007

Loss before income taxes		(25,610)	(40,610)	(87,856)	(129,730)

Income tax expense (recovery)
Current		867	149	3,360	2,119
Deferred		109	(530)	37	(425)

Total income tax expense (recovery)		976	(381)	3,397	1,694

Net loss		(26,586)	(40,229)	(91,253)	(131,424)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(8,511)	5,379	(3,662)	1,862
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		(3,837)	897	(3,767)	858

Total other comprehensive income (loss)	16	(12,348)	6,276	(7,429)	2,720

Total comprehensive loss		(38,934)	(33,953)	(98,682)	(128,704)

Net loss per share – basic and diluted	8	(0.17)	(0.26)	(0.59)	(0.86)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the nine months ended December 31, 2024 and 2023

(expressed in thousands of US dollars)
	Nine months ended December 31,
	2024	2023
Cash flows from (used in) operating activities	$	$
Net loss	(91,253)	(131,424)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	—	2,953
Amortization of intangible assets	67,612	72,166
Depreciation of property and equipment and lease right-of-use assets	9,698	10,372
Deferred income tax expense (recovery)	37	(425)
Share-based compensation expense	42,983	62,503
Unrealized foreign exchange loss	100	156
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	18,915	(3,506)
Merchant cash advances	(27,080)	(26,057)
Inventories	621	(5,755)
Other assets	(11,516)	(16,622)
Accounts payable and accrued liabilities	3,546	8,453
Income taxes payable	(955)	(5,672)
Deferred revenue	(7,605)	(5,305)
Other long-term liabilities	170	1,039
Net interest income	(28,097)	(32,007)

Total operating activities	(22,824)	(69,131)

Cash flows from (used in) investing activities
Additions to property and equipment	(2,840)	(4,191)
Additions to intangible assets	(13,284)	(7,720)
Acquisition of business, net of cash acquired	(6,813)	—
Interest income	30,534	33,757

Total investing activities	7,597	21,846

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,829	2,127
Share issuance costs	—	(106)
Shares repurchased and cancelled	(39,946)	—
Payment of lease liabilities and movement in restricted lease deposits	(6,333)	(5,863)
Financing costs	(45)	(37)

Total financing activities	(44,495)	(3,879)

Effect of foreign exchange rate changes on cash and cash equivalents	(812)	417

Net decrease in cash and cash equivalents during the period	(60,534)	(50,747)

Cash and cash equivalents – Beginning of period	722,102	800,154

Cash and cash equivalents – End of period	661,568	749,407

Income taxes paid	4,242	6,547
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the nine months ended December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2024		153,547,616	4,362,691	213,918	(4,045)	(2,160,163)	2,412,401

Net loss		—	—	—	—	(91,253)	(91,253)
Exercise of stock options and settlement of share awards		2,095,915	63,229	(61,400)	—	—	1,829
Share-based compensation		—	—	42,983	—	—	42,983
Shares repurchased and cancelled	15	(2,673,926)	(75,973)	—	—	36,027	(39,946)
Other comprehensive loss	16	—	—	—	(7,429)	—	(7,429)

Balance as at December 31, 2024		152,969,605	4,349,947	195,501	(11,474)	(2,215,389)	2,318,585

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(131,424)	(131,424)
Share issuance costs		—	(106)	—	—	—	(106)
Exercise of stock options and settlement of share awards		1,841,975	53,483	(51,356)	—	—	2,127
Share-based compensation		—	—	62,503	—	—	62,503
Share-based acquisition-related compensation		225,939	2,953	—	—	—	2,953
Other comprehensive income	16	—	—	—	2,720	—	2,720

Balance as at December 31, 2023		153,238,219	4,355,013	209,169	(337)	(2,127,623)	2,436,222

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2024.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on February 5, 2025.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2024.
    3. Material accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended material accounting policies issued but not yet effective
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures to clarify the date of recognition and derecognition of some financial assets and liabilities including introducing a new exception for certain financial liabilities settled using an electronic payment system before the settlement date. The amendments also clarify the classification of certain financial assets and introduces disclosure requirements for financial instruments with contingent features and equity instruments classified at fair value through other comprehensive income. This amendment is effective for annual periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of this amendment on its consolidated financial statements. The Company also continues to evaluate the impact of IFRS 18, Presentation and Disclosure in Financial Statements on its consolidated financial statements. For all other new and amended material accounting policies issued but not yet effective which have been identified in the most recent audited annual consolidated financial statements, the Company does not expect that the adoption of these standards will have a material impact on the financial statements of the Company in future periods.
    4. Revenues

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Subscription revenue	88,064	80,882	256,914	240,652
Transaction-based revenue	181,659	147,834	539,464	406,476
Hardware and other revenue	10,411	10,979	27,029	31,926

Total revenues	280,134	239,695	823,407	679,054
Transaction-based revenue includes $10,246 and $27,293 of revenue from the Company's merchant cash advance program for the three and nine months ended December 31, 2024 (December 31, 2023 – $5,235 and $11,016).
    5. Direct cost of revenues

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Subscription cost of revenue	18,385	19,774	53,901	59,077
Transaction-based cost of revenue	131,439	103,785	392,888	292,229
Hardware and other cost of revenue	14,436	14,659	38,253	42,198

Total direct cost of revenues	164,260	138,218	485,042	393,504
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related payroll taxes and restructuring, excluding government assistance and acquisition-related compensation, for the three and nine months ended December 31, 2024, was $86,831 and $256,786 (December 31, 2023 – $92,281 and $265,560).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
The following table outlines share-based compensation and related payroll taxes included in the following expenses:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Direct cost of revenues	840	1,772	2,653	5,212
General and administrative	4,579	6,527	14,413	19,171
Research and development	5,267	6,993	14,189	22,332
Sales and marketing	2,879	8,344	13,511	18,958

Total share-based compensation and related payroll taxes	13,565	23,636	44,766	65,673
As at December 31, 2024, the Company had 10,341,253 options (1,014,999 of which have vesting dependent on market conditions tied to the Company's future share price performance), 6,098,900 restricted share units and 152,158 deferred share units outstanding (December 31, 2023 - 11,289,461 options, 6,277,224 restricted share units and 110,343 deferred share units outstanding).
    7. Finance income and costs

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Interest income	8,704	11,220	29,163	33,118
Interest expense	(316)	(321)	(1,066)	(1,111)

Net interest income	8,388	10,899	28,097	32,007

    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three and nine months ended December 31, 2024 and 2023. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023

Issued Common Shares	152,969,605	153,238,219	152,969,605	153,238,219
Weighted average number of Common Shares (basic and diluted)	154,283,524	154,194,745	154,190,673	153,401,512

Net loss per share – basic and diluted	($0.17)	($0.26)	($0.59)	($0.86)
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 15,461,898 and 15,942,449 stock options and share awards for the three and nine

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
months ended December 31, 2024 (December 31, 2023 - 16,642,128 and 17,095,219). This weighted average number includes all of the Company's issued and outstanding potentially dilutive shares notwithstanding exercise prices, as applicable.
    9. Trade and other receivables

	December 31, 2024	March 31, 2024
	$	$

Trade receivables	31,012	48,132
Allowance for expected credit losses	(6,168)	(5,056)

Trade receivables, net	24,844	43,076

Research and development tax credits receivable	7,352	8,276
Sales tax receivable	8,715	7,106
Accrued interest and other	2,744	3,826

Total trade and other receivables	43,655	62,284
    10. Other current assets

	December 31, 2024	March 31, 2024
	$	$

Restricted cash and restricted deposits	1,349	1,582
Prepaid expenses and deposits	21,557	14,097
Commission asset	16,194	14,806
Contract asset and other	16,796	12,301

Total other current assets	55,896	42,786
    11. Goodwill
Impairment analysis
During the three months ended December 31, 2024, the Company's annual impairment test of goodwill was performed for the Company's operating segment (the "Segment") which is the level at which management monitors goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment and comparing it to the carrying value of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use.
The Company completed its annual impairment test of goodwill as at December 31, 2024 using the Company's fair value less costs of disposal method. This test demonstrated no impairment of goodwill as at December 31, 2024. Fair value less costs of disposal is a Level 3 measurement (see note 18). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
cost of capital reflecting the market assessment. The costs to sell were estimated to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment.
The following table presents the key assumptions used in the annual impairment test of goodwill as at December 31, 2024, and the key assumption that would have been required to recover the carrying amount.

Key Assumptions	Value used in impairment model	Breakeven value assuming all other key assumptions were held constant

Discount Rate (%)	30%	37%
Terminal Value Multiple	2.0	1.5
Revenue Growth Rate (%)	25%	19%

Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2025, or earlier should there be a goodwill impairment trigger before then.
    12. Other long-term assets

	December 31, 2024	March 31, 2024
	$	$

Restricted cash	499	368
Prepaid expenses and deposits	6,116	3,229
Commission asset	17,915	18,164
Contract asset	16,688	21,104

Total other long-term assets	41,218	42,865
    13. Accounts payable and accrued liabilities

	December 31, 2024	March 31, 2024
	$	$

Trade payables	33,773	33,499
Accrued compensation and benefits	24,423	23,595
Accrued payroll taxes on share-based compensation	3,630	3,566
Sales tax payable	4,761	4,893
Provisions and other	10,617	3,126

Total accounts payable and accrued liabilities	77,204	68,679

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
    14. Contingencies and Provisions
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in the U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
During the nine months ended December 31, 2024, the Company, without admitting liability or wrongdoing, made a general damages payment in settlement of allegations by a residual payments partner that the Company had breached covenants in two agreements with the partner. During the fiscal year ended March 31, 2024, the residual payments partner had purported to terminate the two agreements and ceased to make ongoing payments owed to the Company thereunder. Separately, in October 2024, the residual payments partner paid the Company unpaid amounts of over $9,525 owed to it under the agreements through the quarter ended March 31, 2024. The two agreements terminated and neither the Company nor the residual payments partner have ongoing obligations thereunder.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit were U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents are generally related to web-based point of sale builder systems. Separately, the Company applied for inter partes review of all three patents by the U.S. Patent Trial and Appeal Board (the "PTAB"). The PTAB issued final written decisions finding all asserted claims of all three patents unpatentable. The lawsuit has now been stayed pending final resolutions of the inter partes reviews. The plaintiff is in the process of appealing the PTAB's final written decisions and the Company and management intend to vigorously defend the PTAB's invalidity findings.
Except as indicated, the Company has not provisioned for the above-referenced matters.
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Restructuring
During the nine months ended December 31, 2024, the Company announced and implemented reorganizations to streamline the Company's operating model and align the organization with its profitable growth strategy. The restructuring

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
expense consisted primarily of cash severance costs. The majority of the expected charges associated with these reorganizations were incurred during the nine months ended December 31, 2024.
Provision for severance

	Nine months ended December 31,
	2024	2023
	$	$

Balance - Beginning of period	2,591	1,106
Expensed during the period	16,073	1,784
Paid during the period	(15,188)	(2,288)

Balance - End of period	3,476	602
The provision is included in accounts payable and accrued liabilities in the provisions and other category in note 13.
    15. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to "Common Shares" refer to Subordinate Voting Shares in the capital of Lightspeed.
Normal Course Issuer Bid
The Board and the TSX approved a normal course issuer bid ("NCIB") for the Company to purchase at its discretion for cancellation up to 9,722,677 Subordinate Voting Shares of the Company, representing approximately 10% of the Company's "public float" (as defined in the TSX Company Manual) of Subordinate Voting Shares issued and outstanding as at March 22, 2024, over the twelve-month period commencing on April 5, 2024 and ending no later than April 4, 2025. Any Subordinate Voting Share purchased under the NCIB will be cancelled.
Under the NCIB, other than purchases made under block purchase exemptions, the Company is allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 165,177 Subordinate Voting Shares representing 25% of the average daily trading volume of 660,709 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on February 29, 2024.
In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) under which a designated broker may purchase Subordinate Voting Shares at times when the Company would ordinarily not be permitted to purchase its Subordinate Voting Shares due to regulatory restrictions and customary self-imposed blackout periods. Any repurchases made under the ASPP will be made in accordance with certain purchasing parameters.
During the nine months ended December 31, 2024, the Company repurchased and cancelled 2,673,926 Subordinate Voting Shares for a total consideration, including transaction costs, of $39,946. The Company did not repurchase any of its Subordinate Voting Shares under an NCIB in the nine months ended December 31, 2023.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
    16. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Balance as at March 31,	(4,234)	(2,932)	189	(125)	(4,045)	(3,057)

Foreign currency differences on translation of foreign operations	(3,662)	1,862	—	—	(3,662)	1,862
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	(3,835)	858	(3,835)	858
Deferred income tax recovery	—	—	68	—	68	—

Balance as at December 31,	(7,896)	(1,070)	(3,578)	733	(11,474)	(337)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $143,450 CAD as at December 31, 2024 (March 31, 2024 - $95,550 CAD).
    17. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
	$	$	$	$

Short-term employee benefits and termination benefits	547	846	1,854	2,444
Share-based payments	2,954	3,432	9,469	10,959

Total compensation paid to key management personnel	3,501	4,278	11,323	13,403
    18. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. Key assumptions for the nine months ended December 31, 2024 include an average repayment period of 8 months, an average discount rate, over the repayment period, of 14% and amounts deemed uncollectible, which includes write offs, of $9,722. No reasonably possible change in the key assumptions would lead to a significant change in the fair value of merchant cash advances due to their expected short-term repayment periods.
The movement in the merchant cash advances is as follows:

	Nine months ended December 31,
	2024	2023
	$	$

Balance - Beginning of period	74,236	29,492
Principal issued	207,061	110,001
Amounts collected	(197,552)	(90,788)
Transaction-based revenues from fees collected incorporating fair value movement	27,293	11,016
General & administrative expenses from amounts deemed uncollectible	(9,722)	(4,172)

Balance - End of period	101,316	55,549

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
December 31, 2024 and 2023

(expressed in thousands of US dollars, except number of shares and per share amounts)
As at December 31 and March 31, 2024, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	December 31, 2024			March 31, 2024

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	661,568	661,568	Level 1	722,102	722,102
Restricted cash and restricted deposits	Level 1	1,848	1,848	Level 1	1,950	1,950
Merchant cash advances	Level 3	101,316	101,316	Level 3	74,236	74,236
Foreign exchange forward contracts	Level 2	0	0	Level 2	257	257
Liabilities:
Foreign exchange forward contracts	Level 2	3,578	3,578	Level 2	0	0